# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Host Digital Inc., CIK 0001948864
CUSIP: 42227T303
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 North 28th Way, Unit #1, Hollywood, Florida (FL), 33020
Date of event which requires filing of this statement: 09/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001898759

## Reporting persons
- Alexander Monje: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,248,677; sole dispositive power 0; shared dispositive power 2,248,677; aggregate amount beneficially owned 2,248,677 (8.6% of the class)
- Biscayne Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 2,248,677; sole dispositive power 0; shared dispositive power 2,248,677; aggregate amount beneficially owned 2,248,677 (8.6% of the class)

## Item 1. Issuer
Name of issuer: Host Digital Inc.
Address of issuer's principal executive offices: 300 North 28th Way, Unit #1, Hollywood, Florida 33020

## Item 2. Person Filing
Name of person filing: This Statement relates to shares of Class A common stock, par value $0.001 per share (the "Class A Common Stock") held directly by Biscayne Ventures LLC. Alexander Monje ("Mr. Monje" and, together with Biscayne Ventures LLC, the "Reporting Persons") is the sole member and manager of Biscayne Ventures LLC. Accordingly, Mr. Monje may be deemed to beneficially own the shares of Class A Common Stock that are held directly by Biscayne Ventures LLC.
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 218 NW 24 St, Miami, FL 33127.
Citizenship: Mr. Monje is a citizen of the United States, and Biscayne Ventures LLC is a Florida limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, the Reporting Persons may be deemed to beneficially own 2,248,677 shares of Class A Common Stock held directly by Biscayne Ventures LLC.
Percent of class: As of the date hereof, the Reporting Persons may be deemed to beneficially own approximately 8.6% of the shares of Class A Common Stock outstanding. The percentage set forth herein is calculated based on 26,012,821 shares of Class A Common Stock outstanding as of September 17, 2026, as reported in the Issuer's prospectus supplement on Form 424B5 filed with the Securities and Exchange Commission on September 21, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,248,677
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,248,677

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement, dated September 24, 2026

## Signatures
- Alexander Monje: /s/ Alexander Monje, Alexander Monje (09/24/2026)
- Biscayne Ventures LLC: /s/ Alexander Monje, Alexander Monje, Managing Member (09/24/2026)